

02019581

UITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 3-18-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 1 2002
143

SEC FILE NUMBER
8- 48788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VETIA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

466 SOUTHERN BOULEVARD

(No. and Street)

CHATHAM	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT TETI   (973) 301-0930
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.

(Name — if individual, state last, first, middle name)

385 PROSPECT AVENUE	HACKENSACK	NJ	07601
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Vincent Teti_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Vetia, Inc._____, as of _____December 31_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Mary Elizabeth Antunes
Notary Public

MARY ELIZABETH ANTUNES
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/27/2006

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Vetia, Inc.

We have audited the accompanying statement of financial condition of Vetia, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vetia, Inc. as of December 31, 2001, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

January 21, 2002
Hackensack, NJ

VETIA, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 34,401
Fees receivable	75,000
Furniture, fixtures and equipment, net	2,115
Other assets	3,525
Total assets	**$115,041**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 32,451
	$ 32,451
Stockholder's equity:	
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	$ 500
Additional paid-in-capital	31,433
Retained earnings	50,657
	$ 82,590
Total liabilities and stockholder's equity	**$115,041**

The accompanying notes are an integral part of these statements.

VETIA, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:

Fees	$800,822
Interest	7,811
	$808,633

Expenses:

Employee compensation and benefits	$655,505
Communications	6,136
Occupancy	25,298
Taxes, other than income	337
Other operating expenses	116,778
	$804,054
Net income	$ 4,579

The accompanying notes are an integral part of these statements.

VETIA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$500	$31,433	$46,078	$78,011
Net income	-	-	4,579	4,579
Balance, December 31, 2001	$500	$31,433	$50,657	$82,590

The accompanying notes are an integral part of these statements.

VETIA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities

Net income	$ 4,579
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	4,229
Changes in assets and liabilities:	
Increase in fees receivable	(23,293)
Increase in accounts payable	1,500
Net cash (used) by operating activities	**($12,985)**
Net decrease in cash and cash equivalents	**($12,985)**
Cash and cash equivalents, January 1	**47,386**
Cash and cash equivalents, December 31	**$34,401**

Supplemental cash flow information: Income taxes paid during the year ended December 31, 2001 amounted to $337.

The accompanying notes are an integral part of these statements.

VETIA, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Principal Business Activities

Vetia, Inc. (The "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for a reduced state tax which is also imposed on the income of the company.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

VETIA, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2.   **Furniture and Equipment**

As of December 31, 2001 furniture and equipment consists of:

Furniture and equipment	$32,622
Accumulated depreciation	(30,507)
	$ 2,115

Depreciation expense amounted to $4,229 for the year ended December 31, 2001.

Note 3.   **Defined Contribution Plan**

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the company's discretion. Contributions to the plan amounted to $25,500 for the year ended December 31, 2001.

Note 4.   **Net Capital Requirements**

As a broker-dealer, the Company is subject to the SEC's uniform net capital rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the company had net capital of $27,250 which was $22,450 in excess of its required net capital. The company's net capital ratio was 1.18 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

VETIA, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Net Capital

Total stockholder's equity		$82,590
Total stockholder's equity qualified for net capital		$82,590
Add back:		
Discretionary liability		25,500
Deduction and/or charges:		
Non-allowable assets:		
Fees receivable	$75,000	
Furniture and equipment	2,115	
Deposits	3,525	80,640
Net capital		$27,450

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,164
Minimum dollar net capital required	$ 5,000
Excess net capital	$22,450

Computation of Aggregate Indebtedness

Total A.I. liabilities	$32,451
Percent of aggregate indebtedness to net capital	118.2

Reconciliation of Computation of Net Capital
  Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

VETIA, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

VETIA, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The company does not effect transactions for anyone as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.



CONROY, SMITH & CO.

certified public accountants

Board of Directors
Vetia, Inc.

We have audited the financial statements of Vetia, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 24, 2002. As part of audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Vetia, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Conroy, Smith & Co.

January 24, 2002
Hackensack, NJ

VETIA, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001